SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

RYANAIR COMPLETES SENIOR MANAGEMENT APPOINTMENTS

Ryanair, Europe's favourite airline, today (17 Jan) completed a series of Senior Management appointments which become effective on 1st February, as the airline implements its strategy of improving its industry leading customer service, lowering its air fares and expanding its route network and bases across Europe.

Michael Hickey, who was previously Director of Engineering, is promoted to Group Director of Operations.

David O'Brien who was previously Director of Operations, is promoted to become Chief Commercial Officer.

Kenny Jacobs joins Ryanair from Moneysupermarket Plc where he is currently Chief Marketing Officer and becomes Ryanair's new Chief Marketing Officer.

Peter Bellew who was previously Deputy Director of Flight Operations is promoted to become Head of Sales & Marketing.

Dara Brady who was previously Deputy Head of Web Development is promoted to become Head of Web Development.

Lesley Kane who was previously Head of Sales & Marketing is promoted to become Ryanair's new Head of Groups & Corporate Sales.

Adrian Dunne who was previously Deputy Director of Ground Operations is promoted to become Director of Operations.

Derek Quinn who was previously Deputy Director of Engineering is promoted to become Director of Engineering.

Carol Sharkey who was previously Deputy Director of Safety is promoted to Director of Safety & Security

Ryanair's Michael O'Leary said:

"These new promotions and positions concludes the first significant Senior Management reorganisation since Ryanair joined the Stock Market in 1997. I believe we have demonstrated the strength of Ryanair's wider management team with a series of internal promotions, both within and across various divisions of the airline, as well as welcoming Kenny Jacobs, who joins us from Moneysupermarket, and will bring a new and fresh impetus to Ryanair's marketing activities over the coming months as we roll out significant customer service improvements, a brilliant new website from April and a fantastic, easy to use mobile app from the end of June.

The Board and I have every confidence that this new Senior Management team will deliver Ryanair's exciting plans to grow from 80m to over 110m passengers p.a. over the next 5 years and we are particularly excited by our 7 new bases for summer 2014 in Rome Fiumicino, Brussels Zaventem, Palermo, Catania and Lamezia in Southern Italy and Athens and Thessaloniki in Greece."

Ends

Kenny Jacobs

Kenny joins Ryanair as Chief Marketing Officer on 31st January and will be responsible for group sales, marketing and communications at Ryanair. He joins from Moneysupermarket PLC, where he was Chief Marketing Officer. He has predominately worked in retail, having been marketing director for Tesco Ireland and brand director for Tesco UK, and having previously worked for German-based retailer, Metro Group in several marketing roles across Europe and Asia. Originally from Cork, Kenny (40) is married with two children.

For further information
please contact:
Robin Kiely                                                      Joe Carmody
Ryanair Ltd                                                      Edelman Ireland
Tel: +353-1-8121212                                     Tel: +353-1-6789 333
press@ryanair.com                                        ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 17 January, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary